UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                          QUINTILES TRANSNATIONAL CORP.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   748767 10 0
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                                 (CUSIP Number)

                                 Scott D. Miller
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                                 London EC2V 8EY
                                     England
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 29, 1996
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              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

                                  SCHEDULE 13D

---------------------                                   -----------------------
CUSIP No. 748767 10 0                                   Page 2 of 11 Pages
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Barrie Stevens Haigh
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                       (b) /X/
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS
                   00
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                      /_/
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   United Kingdom
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    NUMBER OF      7   SOLE VOTING POWER
      SHARES               4,302,327
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY      8   SHARED VOTING POWER
       EACH                  562,184
    REPORTING     --------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH                  4,302,327
                  --------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                             562,184
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,864,511
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.6%
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  14   TYPE OF REPORTING PERSON
                   IN
================================================================================

                                  SCHEDULE 13D

---------------------                                    ----------------------
CUSIP No. 748767 10 0                                    Page 3 of 11 Pages
---------------------                                    ----------------------

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Stella Haigh
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                       (b) /X/
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS
                   00
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                      /_/
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   United Kingdom
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    NUMBER OF       7   SOLE VOTING POWER
      SHARES                 562,185
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY       8   SHARED VOTING POWER
       EACH                  562,184
    REPORTING     --------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH                  562,185
                  --------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                             562,184
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,124,362
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      /_/
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    3.38%
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  14   TYPE OF REPORTING PERSON
                   IN
================================================================================

         This Schedule 13D (this "Schedule 13D") is jointly filed by Barrie Stevens Haigh and Stella Haigh (together, the "Reporting Persons"), with respect to the common stock, par value $0.1 per share ("Shares"), of Quintiles Transnational Corp., a North Carolina corporation (the "Company").

Item 1.  Security and Issuer.

         This Schedule 13D relates to Shares. The principal executive offices of the Company are located at 4709 Creekstone Drive, Riverbirch Building, Suite 300, Durham, North Carolina 27703.

Item 2.  Identity and Background.

         This Schedule 13D is filed jointly by the Reporting Persons.

         The name, residence address, business address, principal occupation or employment and citizenship of each of the Reporting Persons is set forth below:

Name:                      Barrie Stevens Haigh
Residence address:         Chimneys,
                           Winter Hill,
                           Cookham Dean,
                           Berkshire SL6 9TN,
                           England
Business address:          Innovex Limited,
                           Innovex House,
                           Marlow Park, Marlow,
                           Buckinghamshire SL7 1TB,
                           England
Principal
occupation:                Vice Chairman
                           Quintiles Transnational Corp.
Citizenship:               United Kingdom


Name:                      Stella Haigh
Residence address:         Chimneys,
                           Winter Hill,
                           Cookham Dean,
                           Berkshire SL6 9TN,
                           England

Business address:          None
Principal
occupation:                None
Citizenship:               United Kingdom

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares beneficially owned by the Reporting Persons were acquired on November 29, 1996, pursuant to a Share Exchange Agreement, dated as of October 4, 1996 (the "Share Exchange Agreement"), by and among the Company, Innovex Limited, a private limited company organized under the laws of England and Wales ("Innovex"), and the shareholders of Innovex (the "Innovex Shareholders"), including the Reporting Persons. In exchange for the Shares acquired by them, the Reporting Persons delivered to the Company constituting all of the shares of Innovex previously held by them.

Item 4.  Purpose of Transaction.

   Share Exchange Agreement

         As of October 4, 1996, the Company, Innovex and the Innovex Shareholders entered into the Share Exchange Agreement. The following summary of certain terms and provisions of the Share Exchange Agreement is qualified in its entirety by reference to the full text of the Share Exchange Agreement which is attached as Exhibit 2 to the Company's Current Report on Form 8-K, dated October 6, 1996, and which is incorporated by reference herein.

         Pursuant to the terms of the Exchange Agreement on November 29, 1996
(i) the Company acquired all of the outstanding share capital of Innovex from the Innovex Shareholders in exchange for 10 million Shares (ii) the Company also purchased all outstanding Innovex cumulative redeemable preference shares from the holders of such shares for (pound)1.00 each and (iii) the Company advanced cash to Innovex to satisfy certain indebtedness of Innovex. Based on the closing price of the Shares on the last full trading day before the Exchange Agreement was announced, the total value of Shares exchanged (assuming the exercise of all outstanding options for Innovex Shares) was approximately $737 million.

         As shareholders of Innovex, on November 29, 1996, (i) Barrie Stevens Haigh received 4,302,327 Shares, (ii) Stella Haigh received 562,185 Shares,
(iii) Barrie Stevens Haigh and Stella Haigh, as trustees (along with Alexandra R.A. Miller) of the Barrie Haigh Children's Settlement No. 1 and the Barrie Haigh Children's Settlement No. 2, received 562,184 Shares.

   Registration Rights Agreement

         The Shares acquired by the Reporting Persons were issued by the Company without registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption from registration contained in
Section 4(2) of the Securities Act. The Company has agreed to provide the Innovex Shareholders with certain rights to have the Shares registered under the Securities Act pursuant to a Registration Rights Agreement, dated as of November 29, 1996 (the "Registration Rights Agreement"). The following summary of certain terms and provisions of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which has been filed with the Commission as Exhibit 2 to the Company's Current Report on Form 8-K, dated October 6, 1996, and which is incorporated by reference herein.

         Under the Registration Rights Agreement, subject to market conditions and other customary limitations, the Company has (i) agreed to file a registration statement for an underwritten offering, planned for early 1997 (the "Secondary Offering"), to include up to 2.7 million of the Shares, and granted to the Innovex Shareholders rights ("Demand Rights") to demand registration until an aggregate of 2.7 million Shares owned by the Innovex Shareholders have been sold; (ii) agreed to file a shelf registration statement to allow the Innovex Shareholders to register

Shares for resale in amounts not to exceed 500,000 Shares in any 90 day period for approximately three years (the "Shelf Registration"); and (iii) granted rights ("Piggyback Rights") to the Innovex Shareholders to participate in certain underwritten offerings that the Company may register over the next approximately three years. The Registration Rights Agreement contains other customary provisions, including indemnification provisions. The rights granted to the Innovex Shareholders terminate when, among other things, the Shares acquired by the Innovex Shareholders (i) may be sold within the limitations set forth in Rule 144 under the Securities Act or (ii) have been sold to an ineligible person.

   Orderly Marketing Arrangements

         In connection with the execution of the Registration Rights Agreement, the Reporting Persons also entered into an Orderly Marketing Agreement, dated as of November 29, 1996 (the "Orderly Marketing Agreement"), with the other Innovex Shareholders for the purpose of allocating their respective rights and obligations under the Registration Rights Agreement. The following summary of certain terms and provisions of the Orderly Marketing Agreement is qualified in its entirety by reference to the full text of the Orderly Marketing Agreement which is attached as Exhibit 1 hereto, and which is incorporated by reference herein.

         The Orderly Marketing Agreement allocates among the Innovex Shareholders the shares to be offered in connection with the Secondary Offering such that Innovex Shareholders that are members of the management of Innovex (other than the Reporting persons) (the "Management Group") are expected to offer and sell approximately 270,000 Shares, and the balance of Shares sold by the Innovex Shareholders in the Secondary Offering are expected to be sold by certain financial investors led by HSBC Private Equity Investments Limited (together, the "HSBC Group") and the Reporting Persons in the proportion of 83 1/3% to 16 2/3%, respectively. The Orderly Marketing Agreement also provides that, in the event that the number of Shares to be sold by the Innovex Shareholders in the Secondary Offering increases, then the additional Shares to be sold by the Innovex Shareholders will be sold by the HSBC Group, to the extent of their shareholdings.

         The Orderly Marketing Agreement provides that the parameters of the Secondary Offering will be subject to control by the HSBC Group, as will any other offerings of

Shares made during the period before which members of the HSBC Group shall have disposed of 75% of the Shares acquired by them pursuant to the Share Exchange Agreement (the "Internal Priority Period"). The Orderly Marketing Agreement also provides that (i) during the Internal Priority Period, all Shares sold pursuant to the Shelf Registration will be Shares owned by members of the HSBC Group, and
(ii) following the end of the Internal Priority Period, Shares sold pursuant to the Shelf Registration will be allocated in the following proportions: 50% to the HSBC Group and 50% to the Reporting Persons and the Management Group, provided that if at any time following the end of the Internal Priority Period, Barrie Stevens Haigh shall no longer be a director, executive officer, employee or consultant of or to the Company, the Shares available to be sold will be allocated to the Reporting Persons in priority to the HSBC Group and the Management Group up to 85% of the Reporting Persons' Shares. In such event, Shares to be sold by the HSBC Group and the Management Group shall will allocated in the following proportions: 88.2% to the HSBC Group and 11.8% to the Management Group.

         The Orderly Marketing Agreement provides that, during the Internal Priority Period, Demand Rights may be exercised only by the HSBC Group. In addition, the Orderly Marketing Agreement provides that the number of Shares to be sold by Innovex Shareholders in any offering made upon exercise of Piggyback Rights during the Internal Priority Period will be allocated in the following proportions: 75% to the HSBC Group; 15% to the Reporting Persons; and 10% to the Management Group. The Orderly Marketing Agreement also provides that the number of Shares to be sold by Innovex Shareholders in any offering made upon exercise of Piggyback Rights after the Internal Priority Period will be allocated in the following proportions: up to 66 2/3% to the Reporting Persons and/or the Management Group, and at least 33 1/3% to the HSBC Group.

Item 5.  Interest in Securities of the Issuer.

         Based on information contained in the most recent publicly available filings of the Company with the Securities and Exchange Commission, each Reporting Person is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13,
respectively, of the   page filed herewith relating to such Reporting
Person. In addition, the numbers of Shares with respect to which each Reporting Person (i) has sole voting power, (ii) shares voting power,

(iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith relating to such Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth in Item 4 above, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.


           Exhibit                    Description

                 1 Orderly Marketing Agreement, dated as of November 29, 1996, among the persons listed in Annex A thereto

                 2 Joint Filing Agreement, dated December 9, 1996, among Barrie Stevens Haigh and Stella Haigh

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1996





                                                /s/ Barrie Stevens Haigh
                                                Barrie Stevens Haigh




                                                 /s/ Stella Haigh
                                                    Stella Haigh

                                 EXHIBIT INDEX


Exhibit                Description

  1                    Orderly Marketing Agreement,
                       dated as of November 29, 1996,
                       among the persons listed in Annex
                       A thereto

  2                    Joint Filing Agreement, dated
                       December 9, 1996, among Barrie
                       Stevens Haigh and Stella Haigh